UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60838/October 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13632

In the Matter of :	
:	
NATIONAL VENTURE CAPITAL FUND, INC., :	ORDER MAKING FINDINGS AND
NATIONSMART CORP., :	REVOKING BY DEFAULT
NATIONWIDE CAPITAL CORP., :	REGISTRATIONS OF
NEOSTAR RETAIL GROUP, INC., :	NATIONAL VENTURE CAPITAL
NESCO, INC., :	FUND, INC., NESCO, INC.,
NETSHIP FULFILLMENT, INC., :	NATIONSMART CORP.,
NEW ZEALAND PETROLEUM CO., LTD. :	NATIONWIDE CAPITAL CORP.,
(n/k/a ABANO HEALTHCARE GROUP, :	NEOSTAR RETAIL GROUP, INC.,
LTD.), and :	NETSHIP FULFILLMENT, INC.,
NEXIQ TECHNOLOGIES, INC. (f/k/a :	NEXIQ TECHNOLOGIES, INC.
WPI TERMIFLEX, INC.) :	(f/k/a WPI TERMIFLEX, INC.)

SUMMARY

This Order revokes the registrations of the registered securities of Respondents National Venture Capital Fund, Inc., Nationsmart Corp., Nationwide Capital Corp., NeoStar Retail Group, Inc., Nesco, Inc., Netship Fulfillment, Inc., and Nexiq Technologies, Inc. (f/k/a WPI Termiflex, Inc.) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 29, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The proceeding has ended as to New Zealand Petroleum Co., Ltd. (n/k/a Abano Healthcare Group, Ltd.), pending Commission consideration of its Offer of Settlement. Nat'l Venture Capital Fund, Inc., Admin. Proc. No. 3-13632 (A.L.J. Oct. 19, 2008) (unpublished).

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by October 2, 2009.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

National Venture Capital Fund, Inc., CIK No. 1061063,[3] is a dissolved Colorado corporation located in Castle Rock, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended July 31, 2000, which reported a net loss of $30,005 since the company's July 12, 1997, inception.

Nationsmart Corp., CIK No. 896502, is a dissolved Missouri corporation located in St. Louis, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 2, 1995, which reported a net loss of over $1.9 million for the prior thirteen weeks. As of September 28, 2009, the company's stock (symbol "MART") was traded on the over-the-counter markets.

Nationwide Capital Corp., CIK No. 1130276, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $20,833 for the prior six months. As of April 16, 2009, the company's stock (symbol "NCCN") was traded on the over-the-counter markets.

NeoStar Retail Group, Inc., CIK No. 932790, is a forfeited Delaware corporation located in Grapevine, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 3, 1996,

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

which reported a net loss of over $29.8 million for the prior six months. On September 16, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was terminated on June 17, 1998. As of September 28, 2009, the company's stock (symbol "NEOSQ") was traded on the over-the-counter markets.

Nesco, Inc., CIK No. 922868, is a Oklahoma corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of over $11.4 million for the prior three months. On November 26, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Oklahoma, and the case was terminated on July 11, 2007. As of September 28, 2009, the company's stock (symbol "NESCQ") was traded on the over-the-counter markets.

Netship Fulfillment, Inc., CIK No. 1089081, is an Oklahoma corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $127,900 from inception on October 29, 1996. As of April 16, 2009, the company's stock (symbol "NSHF") was traded on the over-the-counter markets.

Nexiq Technologies, Inc., CIK No. 881771 (f/k/a WPI Termiflex, Inc., CIK No. 726431), is a dissolved New Hampshire corporation located in Sterling Heights, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of over $19 million for the prior nine months. On October 11, 2002, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Eastern District of Michigan, and the case was terminated on August 9, 2004. As of September 28, 2009, the company's stock (symbol "NEXQQ") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938

(A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of National Venture Capital Fund, Inc., is REVOKED;

the REGISTRATION of the registered securities of Nationsmart Corp. is REVOKED;

the REGISTRATION of the registered securities of Nationwide Capital Corp. is REVOKED;

the REGISTRATION of the registered securities of NeoStar Retail Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Nesco, Inc., is REVOKED;

the REGISTRATION of the registered securities of Netship Fulfillment, Inc., is REVOKED; and

the REGISTRATION of the registered securities of and Nexiq Technologies, Inc. (f/k/a WPI Termiflex, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge